Bangkok Bank
ธนาคารกรุงเทพ

07020613

January 18, 2007

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for the 4th quarter and for the year 2006 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

1/29

ธนาคารกรุงเทพ
Bangkok Bank

Ref: AFD.FA.FS 11/2550
18 January, 2007

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unaudited financial statements for the year 2006

We are pleased to submit herewith, the unaudited financial statements of the Bank, and Form F45-1 for the year ended December 31, 2006, one copy each in Thai and in English as follows:

Document No. 1	Summary Statement of Assets and Liabilities as at December 31, 2006
Document No. 2	Balance Sheet as at December 31,2006 compared with Balance Sheet as at September 30, 2006 and December 31, 2005
Document No. 3	Statement of Income for the quarters ended December 31,2006, September 30, 2006 and December 31, 2005
Document No. 4	Statement of Income for the year ended December 31, 2006 and 2005
Document No. 5	Summary of Financial Results for the quarter and year ended December 31, 2006

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม กรุงเทพฯ 10500 โทรศัพท์ (662) 685-7875 โทรสาร (662) 685-7859 www.bangkokbank.com
Bangkok Bank Public Company Limited (Bor.Mor.Jor. 111)
333 Silom Road Bangkok10500 Thailand Tel.(662) 685-7875 Fax.(662) 685-7889 www.bangkokbank.com

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 1

Summary Statement of Assets and Liabilities *

C.B. 1.1

As of 31 December, 2006

ASSETS	Baht
Cash	33,071,895,396.88
Interbank and money market items	153,412,646,379.61
Securities purchased under resale agreements	32,000,000,000.00
Investment in securities, net (with obligations Baht 91,309,675,000.00)	296,412,037,561.46
Credit advances (net of allowance for doubtful accounts)	886,913,069,842.08
Accrued interest receivables	3,246,006,130.29
Properties foreclosed, net	36,277,751,741.37
Customers' liabilities under acceptances	552,115,946.48
Premises and equipment, net	31,120,744,926.02
Other assets	12,876,942,605.14
Total Assets	1,485,883,210,529.33
Customers' liabilities under unmatured bills	10,011,404,868.81
Total	1,495,894,615,398.14
LIABILITIES	
Deposits	1,221,732,969,736.00
Interbank and money market items	49,071,269,961.35
Liabilities payable on demand	6,179,983,806.73
Securities sold under repurchase agreements	-
Borrowings	26,952,265,494.52
Bank's liabilities under acceptance	552,115,946.48
Other liabilities	33,126,753,573.19
Total Liabilities	1,337,615,358,518.27
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	19,088,428,940.00
Reserves and net profit after appropriation	96,804,516,733.40
Other reserves and profit and loss account	32,374,906,337.66
Total Shareholders' Equity	148,267,852,011.06
Total Liabilities and Shareholders' Equity	1,485,883,210,529.33
Bank's liabilities under unmatured bills	10,011,404,868.81
Total	1,495,894,615,398.14

Non-Performing Loans ** (net) for the quarter ended December 31, 2006	
(4.55 % of total loans after allowance for doubtful accounts of Non-Performing Loans)	41,746,215,031.78
Required provisioning for loan loss for the quarter ended December 31, 2006	56,745,487,283.70
Actual allowance for doubtful accounts	71,494,097,339.07
Loans to related parties	26,020,762,963.68
Loans to related asset management companies	6,680,460,000.00
Loans to related parties due to debt restructuring	11,415,672,397.71
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	142,138,142,074.74
Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial	
Banking Act B.E.2505 and amended Act, Section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	9,069,186,628.90
Letters of credit	30,172,895,592.85

* This Summary Statement has not been reviewed or audited by Certified Public Accountant

** Non-Performing Loans (gross) for the quarter ended December 31, 2006
(9.24 % of total loans before allowance for doubtful accounts) 89,120,321,107.14

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED

Balance Sheets

Unit : Baht

	"Unreviewed" As at December 31, 2006	"Reviewed" As at September 30, 2006	Dec 06 - Sep 06 Increase(Decrease) %	"Audited" As at December 31, 2005	Dec 06 - Dec 05 Increase(Decrease) %
Assets					
Cash	33,071,895,397	30,576,334,517	8.2	34,152,169,579	(3.2)
Interbank and money market items	153,412,646,379	170,520,952,809	(10.0)	126,653,269,295	21.1
Securities purchased under resale agreements	32,000,000,000	6,000,000,000	433.3	5,100,000,000	527.5
Investment in securities, net	296,412,037,561	299,795,717,106	(1.1)	310,103,041,028	(4.4)
Loans	958,386,141,011	955,703,212,060	0.3	912,003,361,851	5.1
Accrued interest receivables	3,246,006,130	3,084,834,003	5.2	2,087,658,073	55.5
Less Allowance for doubtful accounts and for debt restructuring	(71,473,071,168)	(73,701,844,591)	(3.0)	(79,582,649,597)	(10.2)
Properties foreclosed, net	36,277,751,741	37,046,354,415	(2.1)	39,634,863,125	(8.5)
Customers' liabilities under acceptances	552,115,947	550,631,690	0.3	621,361,556	(11.1)
Premises and equipment, net	31,120,744,926	31,590,487,907	(1.5)	32,893,950,645	(5.4)
Other assets	12,876,942,605	11,379,458,450	13.2	9,354,114,084	37.7
Total Assets	1,485,883,210,529	1,472,546,138,366	0.9	1,393,021,139,639	6.7
Liabilities					
Deposits	1,221,732,969,736	1,217,863,289,036	0.3	1,156,530,239,957	5.6
Interbank and money market items	49,071,269,961	49,018,639,950	0.1	44,172,586,029	11.1
Liabilities payable on demand	6,179,983,807	5,008,725,386	23.4	4,773,249,876	29.5
Borrowings	26,952,265,494	20,950,283,575	28.6	21,788,100,112	23.7
Bank's liabilities under acceptances	552,115,947	550,631,690	0.3	621,361,556	(11.1)
Other liabilities	33,126,753,573	32,305,731,959	2.5	25,903,640,748	27.9
Total liabilities	1,337,615,358,518	1,325,697,301,596	0.9	1,253,789,178,278	6.7
Shareholders' Equity					
Paid-up share capital	19,088,428,940	19,088,428,940	-	19,088,428,940	-
Reserves and net profit after appropriation	96,804,516,733	96,804,516,733	-	81,882,200,720	18.2
Other reserves and profit and loss account	32,374,906,338	30,955,891,097	4.6	38,261,331,701	(15.4)
Total Shareholders' Equity	148,267,852,011	146,848,836,770	1.0	139,231,961,361	6.5
Total Liabilities and Shareholders' Equity	1,485,883,210,529	1,472,546,138,366	0.9	1,393,021,139,639	6.7

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 3

BANGKOK BANK PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
FOR THE QUARTERS ENDED
(UNAUDITED)

Unit : Baht

		December 31, 2006	September 30,2006	Increase (Decrease) %	December 31, 2005	Increase (Decrease) %
Interest and dividend income						
Interest on loans		14,871,759,989	14,542,980,327	2.3	11,775,272,947	26.3
Interest on interbank and money market items		2,307,205,019	2,216,295,657	4.1	1,100,835,633	109.6
Investments		3,952,833,383	3,376,807,658	17.1	2,924,898,370	35.1
Total interest and dividend income		21,131,798,391	20,136,083,642	4.9	15,801,006,950	33.7
Interest expenses						
Interest on deposits		8,247,194,141	8,190,537,729	0.7	3,374,191,422	144.4
Interest on interbank and money market items		356,971,192	365,774,948	(2.4)	281,510,535	26.8
Interest on borrowings		785,942,193	777,823,083	1.0	810,777,312	(3.1)
Total interest expenses		9,390,107,526	9,334,135,760	0.6	4,466,479,269	110.2
Net interest and dividend income		11,741,690,865	10,801,947,882	8.7	11,334,527,681	3.6
Bad debt and doubtful accounts						
and loss on debt restructuring		5,904,005,835	1,212,651,163	386.9	1,203,872,650	390.4
Non-interest income						
Gain (loss) on investments, net		1,875,672,775	366,497,440	411.8	(1,885,132)	99,598.2
Fees and service income		3,728,683,206	3,766,042,556	(1.0)	3,548,876,049	5.1
Gain on exchange, net		915,446,283	934,439,977	(2.0)	832,592,006	10.0
Other income		981,655,421	637,542,537	54.0	264,273,855	271.5
Total non-interest income		7,501,457,685	5,704,522,510	31.5	4,643,856,778	61.5
Non-interest expenses						
Personnel expenses		3,090,908,837	2,638,220,861	17.2	2,326,189,666	32.9
Premises and equipment expenses		1,568,943,368	1,428,592,008	9.8	1,492,804,772	5.1
Taxes and duties		737,432,200	675,094,924	9.2	615,146,495	19.9
Fees and service expenses		1,012,248,916	796,719,918	27.1	853,874,696	18.5
Contributions to the Financial Institutions						
Development Fund		1,161,228,644	1,163,300,551	(0.2)	1,113,125,937	4.3
Other expenses		1,371,896,355	3,812,616,268	(64.0)	2,537,055,743	(45.9)
Total non-interest expenses		8,942,658,320	10,514,544,530	(14.9)	8,938,197,309	0.0
Income before income tax		4,396,484,395	4,779,274,699	(8.0)	5,836,314,500	(24.7)
Income tax expenses		348,679,285	546,613,916	(36.2)	1,923,259,804	(81.9)
Net income		4,047,805,110	4,232,660,783	(4.4)	3,913,054,696	3.4
Earnings per share	**Baht**	2.12	2.22	(4.5)	2.05	3.4
Weighted average number of						
ordinary shares	**Shares**	1,908,842,894	1,908,842,894	-	1,908,834,308	0.0

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 4

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 3

(UNAUDITED)

Unit : Baht

		2006	2005	Increase (Decrease)	%
Interest and dividend income					
Interest on loans		55,544,284,843	41,461,786,278	14,082,498,565	34.0
Interest on interbank and money market items		7,959,156,317	4,164,544,769	3,794,611,548	91.1
Investments		13,265,144,266	10,403,809,284	2,861,334,982	27.5
Total interest and dividend income		76,768,585,426	56,030,140,331	20,738,445,095	37.0
Interest expenses					
Interest on deposits		27,833,451,209	11,337,473,219	16,495,977,990	145.5
Interest on interbank and money market items		1,539,855,495	841,246,353	698,609,142	83.0
Interest on borrowings		3,120,790,320	3,641,149,219	(520,358,899)	(14.3)
Total interest expenses		32,494,097,024	15,819,868,791	16,674,228,233	105.4
Net interest and dividend income		44,274,488,402	40,210,271,540	4,064,216,862	10.1
Bad debt and doubtful accounts and loss on debt restructuring		9,895,205,006	4,308,503,554	5,586,701,452	129.7
Non-interest income					
Gain (loss) on investments, net		3,406,152,400	(828,014,368)	4,234,166,768	511.4
Fees and service income		14,661,623,060	13,625,095,340	1,036,527,720	7.6
Gain on exchange, net		3,575,868,382	2,963,137,701	612,730,681	20.7
Other income		3,395,367,369	1,933,555,549	1,461,811,820	75.6
Total non-interest income		25,039,011,211	17,693,774,222	7,345,236,989	41.5
Non-interest expenses					
Personnel expenses		10,975,094,216	9,887,996,364	1,087,097,852	11.0
Premises and equipment expenses		6,076,780,127	5,437,686,302	639,093,825	11.8
Taxes and duties		2,937,077,574	2,476,706,261	460,371,313	18.6
Fees and service expenses		3,452,037,441	2,646,377,701	805,659,740	30.4
Contributions to the Financial Institutions Development Fund		4,500,842,202	4,460,390,587	40,451,615	0.9
Other expenses		8,711,723,821	6,172,359,213	2,539,364,608	41.1
Total non-interest expenses		36,653,555,381	31,081,516,428	5,572,038,953	17.9
Income before income tax		22,764,739,226	22,514,025,780	250,713,446	1.1
Income tax expenses		4,909,984,023	2,207,980,032	2,702,003,991	122.4
Net income		17,854,755,203	20,306,045,748	(2,451,290,545)	(12.1)
Earnings per share	**Baht**	9.35	10.64	(1.29)	(12.1)
Weighted average number of ordinary shares	**Shares**	1,908,842,894	1,908,742,259	100,635	0.0

ธนาคารกรุงเทพ
Bangkok Bank

Document No.5

Summary of financial results

for the period ended December 31, 2006

Summary of significant items in 2006 | in Million Baht

Item	2006	2005	Year-on-year difference	2006 Q4	2006 Q3	Quarter-on-quarter difference
Profit before provision and tax	32,660	26,822	5,838	10,300	5,992	4,308
Profit before tax	22,765	22,514	251	4,396	4,779	(383)
Income tax	4,910	2,208	2,702	349	546	(197)
Net profit	17,855	20,306	(2,451)	4,047	4,233	(186)
Profit per share	9.35	10.64	(1.29)	2.12	2.22	(0.10)
NII	44,274	40,210	4,064	11,742	10,802	940
NIM	3.13	2.87	0.26	3.25	2.97	0.28
ROA	1.23	1.44	(0.21)	1.09	1.13	(0.04)
ROE	12.40	15.86	(3.46)	10.83	11.59	(0.76)

Item	December 2006	December2005	Year-on-year difference	December 2006	September 2006	Quarter-on-quarter difference
Loans	958,386	912,003	46,383	958,386	955,703	2,683
Deposits	1,221,733	1,156,530	65,203	1,221,733	1,217,863	3,870
NPLs	89,120	100,573	(11,453)	89,120	103,356	(14,236))

Bangkok Bank has reported a pre-tax and pre-provisioning profit of Baht 32.7 billion for the year, an increase of 21.8 percent from 2005. Higher corporate income tax and higher provisioning expenses meant that net profit for the year was Baht 17.9 billion, compared to Baht 20.3 billion in the previous year.

Despite higher expenses, the bank showed improvements in both net interest income and non-interest income, which contributed to better operational results.

Loan growth of 5.1 percent year-on-year was in line with expectations, increasing from Baht 912.0 billion to Baht 958.4 billion at the end of 2006. The bank also achieved reasonable progress in the resolution of non-performing loans which declined from Baht 100.6 billion at the end of 2005 to Baht 89.1 billion at the end of 2006, equivalent to about 9.2 percent of total loans.

The revised minimum loan loss reserves, based on the accelerated requirements of the Bank of Thailand, are estimated to be about Baht 56.7 billion, increasing from Baht 48.1 billion at the end of 2005. While existing reserves are sufficient to meet these new minimum requirements, it is expected that the new regulations will result in greater sensitivity in the level of reserves required against changes in asset quality. The bank has therefore set aside a higher level of provisions this year, totaling Baht 9.9 billion, which brings the total loan loss reserves to Baht 71.5 billion. The coverage ratio has thus improved from 79.1 percent to 80.2 percent of non-performing loans.

Net interest income for the year rose by 10.1 percent, or Baht 4.1 billion, to Baht 44.3 billion. As a result, net interest margins improved to 3.13 percent from 2.87 percent in 2005.

Non-interest income rose by 41.5 percent to Baht 25.0 billion, with gains on sale of investment increasing by Baht 4.2 billion, or more than five-fold, following the sale of certain equity investments. Fee and service income rose by Baht 1.0 billion, or 7.6 percent, due mainly to increases in electronic banking and credit card transactions. Foreign exchange profit also increased by 20.7 percent to Baht 3.6 billion.

Non-interest expenses increased quite significantly by Baht 5.6 billion to Baht 36.7 billion. Excluding the one-time charge of Baht 2.8 billion, relating to the decline in the value of the assets transferred to the TAMC and the gain on sale of investment of Baht 3.4 billion in 2006, the cost to income ratio fell from 53.7 percent in 2005 to 51.4 percent this year.

The loan-to-deposit ratio was relatively stable at 78.4 percent, with deposits rising year-on-year by 5.6 percent, from Baht 1,156.5 billion to Baht 1,221.7 billion at the end of 2006.

Including the profit for the second half of the year, the total capital adequacy ratio and the tier 1 capital ratio would be approximately 15.5 percent and 12.7 percent, respectively, at the end of 2006.

Shareholders' equity increased from Baht 139.2 billion at the end of 2005 to Baht 148.3 billion at the end of 2006. Earnings per share were Baht 9.35 compared to Baht 10.64 in the previous year.

Tax returns for prior years were adjusted following clarification by the Revenue Department about the tax deductibility of provisioning expenses. Therefore the bank had a higher amount of tax deductible items in 2006 than originally anticipated, and the increase in the corporate income tax was lower than previously estimated.

Important items on the balance sheet

Total assets

In Million Baht

Item	December 2006	September 2006	December 2005	December 2006 compared with	
				September 2006	**December 2005**
Total assets	**1,485,883**	**1,472,546**	**1,393,021**	**13,337**	**92,862**
Interbank and money market items	153,413	170,521	126,653	(17,108)	26,760
Securities purchased under resale agreement	32,000	6,000	5,100	26,000	26,900
Net investments in securities	296,412	299,796	310,103	(3,384)	(13,691)
Loans	958,386	955,703	912,003	2,683	46,383
Net foreclosed assets	36,278	37,046	39,635	(768)	(3,357)

At the end of December 31, 2006 the bank had total assets of Baht 1,485.9 billion, an increase of Baht 92.9 billion compared with the end of 2005. Loans amounted to Baht 958.4 billion, an increase of Baht 46.4 billion or 5.1 percent year-on-year, with growth in both the domestic and the international portfolios. With increased liquidity, interbank and money market items increased by Baht 26.8 billion and securities purchased under resale agreements rose by Baht 26.9 billion compared with the end of 2005. However, net investments declined by Baht 13.7 billion to Baht 296.4 billion from trading activities.

Compared with September 2006, total assets increased by Baht 13.3 billion, with loans increasing marginally by Baht 2.7 billion while securities purchased under resale agreements increased by Baht 26 billion. Meanwhile, interbank and money market items and net investments both declined, by Baht 17.1 billion and Baht 3.4 billion respectively.

Total liabilities — in Million Baht

Item	December 2006	September 2006	December 2005	December 2006 compared with September 2006	December 2006 compared with December 2005
Total liabilities	**1,337,615**	**1,325,697**	**1,253,789**	**11,918**	**83,826**
Deposits	1,221,733	1,217,863	1,156,530	3,870	65,203
Interbank and money market items*	49,071	49,019	44,173	52	4,898
Borrowings	26,952	20,950	21,788	6,002	5,164
Other liabilities	33,127	32,306	25,904	821	7,223
Shareholders' equity	**148,268**	**146,849**	**139,232**	**1,419**	**9,036**

Total liabilities at the end of December 2006 amounted to Baht 1,337.6 billion, an increase of Baht 83.8 billion or 6.7 percent year-on-year. Deposits had increased by Baht 65.2 billion, or 5.6 percent, to Baht 1,221.7 billion. With the robust growth in deposits, the loan-to-deposit ratio declined slightly from 78.9 percent the previous year to 78.4 percent at the end of 2006. The bank also issued some debentures in the fourth quarter, resulting in borrowings increasing by Baht 5.2 billion from the previous year to Baht 27.0 billion. Meanwhile, interbank and money market liabilities also increased by Baht 4.9 billion to Baht 49.1 billion.

Compared to the end of September 2006, total liabilities increased by Baht 11.9 billion, mostly from an increase in borrowings and in deposits of Baht 6.0 billion and Baht 3.9 billion respectively.

Shareholders' equity, as of December 31, 2006, totaled Baht 148.3 billion, an increase of Baht 1.4 billion, or 1.0 percent, from September 2006; and an increase of Baht 9.0 billion, or 6.5 percent, from the end of 2005.

Classified loans and allowance for doubtful accounts

Classified loans and allowance for doubtful accounts from classified loans

in million Baht

	Classified loans			Allowance for doubtful accounts as required by the BOT		
	December 2006	September 2006	December 2005	December 2006	September 2006	December 2005
Normal	860,294	836,392	793,716	4,579	3,671	3,599
Special Mentioned	12,193	19,024	19,790	104	151	100
Substandard	11,185	18,181	12,731	5,040	1,342	862
Doubtful	18,771	17,323	26,348	8,621	2,568	4,257
Doubtful of Loss	59,190	67,869	61,528	33,713	32,478	30,823
Total	**961,633**	**958,789**	**914,113**	**52,057**	**40,210**	**39,641**
Add Allowance established in excess of BOT's regulations				14,749	25,943	31,497
Total allowance for doubtful accounts				**66,806**	**66,153**	**71,138**
Add Revaluation allowance for debt restructuring				4,667	7,549	8,445
Total				**71,473**	**73,702**	**79,583**

in Million Baht

Item	December 2006	September 2006	December 2005	December 2006 compared with September 2006	December 2006 compared with December 2005
Non– performing loans (NPL)*	89,120	103,356	100,573	(14,236)	(11,453)
Total loans used for NPL ratio calculation	964,543	964,768	919,505	(225)	45,038
NPL as percentage of total loans	9.2	10.7	10.9	(1.5)	(1.7)

* Excluding interest receivable but including interbank and money market items

As at December 31, 2006, non-performing loans had declined by Baht 11.5 billion from December 2005 to Baht 89.1 billion. This represented 9.2 percent of total outstanding loans, compared with 10.9 percent at the end of 2005. Loans classified from substandard to doubtful-of-loss amounted to Baht 89.1 billion, having declined by Baht 11.5 billion from the previous year.

Compared with September 2006, non-performing loans and loans classified from substandard to doubtful of loss both declined, by Baht 14.2 billion and Baht 14.2 billion respectively.

Based on the revised Bank of Thailand regulations on provisioning requirements, the bank has estimated that the minimum loan loss reserves would increase from Baht 48.2 billion at the end of December 2005 to about Baht 56.8 billion for December 2006 under the accelerated schedule. Total loan loss reserves amounted to Baht 71.5 billion, compared to Baht 79.6 billion at the end of the previous year, and the coverage ratio was fairly stable at 79.1 percent of non-performing loans compared to 80.2 percent at the end of 2005.

Compared with September 2006, total loan loss reserves declined by Baht 2.2 billion and the coverage ratio improved from 71.3 percent to 80.2 percent.

Capital reserves and capital adequacy ratio as required by the BOT in Million Baht

Item	December 2006	September 2006	December 2005	December 2006 compared with September 2006	December 2006 compared with December 2005
Tier 1 capital	114,552	114,577	99,416	(25)	15,136
Tier 2 capital	27,586	28,452	32,412	(866)	(4,826)
Total capital	**142,138**	**143,029**	**131,828**	**(891)**	**10,310**

As of December 31, 2006, the bank had legal capital reserves of Baht 142.1 billion, and tier 1 capital of Baht 114.6 billion. The bank's capital adequacy ratio, as defined by the Bank of Thailand, stood at approximately 14.6 percent, and the tier 1 capital ratio was 11.8 percent. With the inclusion of the net profit for the half-year ending December 31, 2006, the capital adequacy and tier capital ratios were approximately 15.4 percent and 12.7 percent, respectively.

Significant items in the statement of income for year 2006 and the fourth quarter of 2006

Net profit

The Bank's net profit in 2006 amounted to Baht 17.9 billion, a decrease of Baht 2.5 billion, or 12.1 percent, compared with 2005. Net profit before tax was relatively stable at Baht 22.8 billion. However, net profit before provisions and tax improved significantly from Baht 26.8 billion to Baht 32.7, an improvement of Baht 5.8 billion or 21.8 percent as a result of strong revenue from both net interest income and non-interest income.

The net profit for the fourth quarter of 2006 amounted to Baht 4.0 billion, compared with Baht 4.2 billion for the third quarter. Net profit before provisions and tax increased from Baht 6.0 billion in the third quarter to Baht 10.3 billion, an improvement of Baht 4.3 billion or 71.9 percent. Significant items were as follows:

Net interest and dividend income in Million Baht

Item	2006	2005	Year-on-year difference	2006 Q4	2006 Q3	Quarter-on-quarter difference
Interest and dividend income	76,769	56,030	20,739	21,132	20,136	996
Loans	55,545	41,462	14,083	14,872	14,543	329
Interbank and money market items	7,959	4,164	3,795	2,307	2,216	91
Investments	13,265	10,404	2,861	3,953	3,377	576
Interest expenses	32,494	15,820	16,674	9,390	9,334	56
Net interest and dividend income	**44,275**	**40,210**	**4,065**	**11,742**	**10,802**	**940**
Net interest margins	**3.13**	**2.87**	**0.26**	**3.25**	**2.97**	**0.28**

Interest and dividend income in 2006 increased across all categories, improving by Baht 20.7 billion to Baht 76.8 billion. The most significant items are the increase in income from loans of Baht 14.1 billion, and from interbank and money market items of Baht 3.8 billion. When compared to the third quarter, the fourth quarter interest and dividend income also improved by Baht 1.0 billion or about 4.9 percent.

Interest expenses in 2006 also increased significantly following market developments, rising by Baht 16.7 billion to Baht 32.5 billion. As a result, net interest income amounted to Baht 44.3 billion, an increase of Baht 4.1 billion and net interest margins improved from 2.87 percent in 2005 to 3.13 percent in 2006.

When compared to the third quarter of 2006, the fourth quarter net interest and dividend income rose by Baht 940 million, or 8.7 percent, with net interest margins increasing from 2.97 percent in the third quarter to 3.25 percent in the fourth quarter of 2006.

Non-interest income — in Million Baht

Item	2006	2005	Year-on-year difference	2006 Q4	2006 Q3	Quarter-on-quarter difference Q4
Fee and service income	14,662	13,625	1,037	3,729	3,766	(37)
Net profit from investments	3,406	(828)	4,234	1,876	367	1,509
Shared profit from investments	1,151	434	717	392	55	337
Net profit from foreign exchange	3,576	2,963	613	915	934	(19)
Other income	2,244	1,500	744	589	583	6
Total non-interest income	**25,039**	**17,694**	**7,345**	**7,501**	**5,705**	**1,796**

Non-interest income increased significantly by Baht 7.3 billion or 41.5 percent from 2005 to Baht 25.0 billion in 2006, showing improvements in all categories.

Fee and service income amounted to Baht 14.7 billion, an increase of Baht 1.0 billion, or 7.6 percent compared with 2005, largely from credit card services and electronic banking services. Profits from foreign exchange improved significantly by 20.7 percent, rising by Baht 613 million over the 12 month period to Baht 3.6 billion.

Net profit from investments totaled Baht 3.4 billion, an increase of Baht 4.2 billion compared with a loss of Baht 828 million in 2005. Share of profit from investments in subsidiaries and associates rose by Baht 717 million to Baht 1.2 billion, while other income amounted to Baht 2.2 billion, an increase of Baht 744 million, or 49.6 percent.

When compared to the third quarter of 2006, the bank's non-interest income for the fourth quarter rose by Baht 1.8 billion or 31.5 percent, increasing in almost all categories. Net profit from investments rose by Baht 1.5 billion, share of profit from investments rose by Baht 337 million, and other income rose by Baht 6 million. However, profit from foreign exchange and fee and service income declined slightly by Baht 19 million and Baht 37 million, respectively.

Non-interest expenses in Million Baht

Item	2006	2005	Year-on-year difference	2006 Q4	2006 Q3	Quarter-on-quarter difference Q4
Personnel expenses	10,975	9,888	1,087	3,091	2,638	453
Premises and equipment expenses	6,077	5,438	639	1,569	1,429	140
Taxes and duties	2,937	2,477	460	738	675	63
Fee and service expenses	3,452	2,646	806	1,012	797	215
Contribution to the Financial Institutions Development Fund	4,501	4,460	41	1,161	1,163	(2)
Other expenses	8,711	6,172	2,539	1,372	3,813	(2,441)
Total non-interest expenses	**36,653**	**31,081**	**5,572**	**8,943**	**10,515**	**(1,572)**

In 2006, the bank's non-interest expenses amounted to Baht 36.7 billion, an increase of Baht 5.6 billion, or 17.9 percent, compared with 2005.

There was a special one-time charge of Baht 2.8 billion relating to a change by the Thai Asset Management Corporation (TAMC) in the valuation of mortgages on machinery, resulting in a decline in the value of the assets transferred to the TAMC.

Excluding the special one-time charge, non-interest expenses increased by Baht 2.8 billion or 9.0 percent. Personnel expenses rose by Baht 1.1 billion to Baht 11.0 billion, fee and service expenses rose by Baht 806 million to Baht 3.5 billion, premise and equipment expenses rose by Baht 639 million to Baht 6.1 billion, and tax expenses rose by Baht 460 million to Baht 2.9 billion and the contribution to the Financial Institutions Development Fund (FIDF) rose by Baht 41 million to Baht 4.5 billion.

When compared to the third quarter of 2006, the bank's non-interest expenses in the fourth quarter decreased by Baht 1.6 billion, or 14.9 percent. Excluding the one-time charge in the third quarter, expenses increased by Baht 1.2 billion or 15.3 percent, partly driven by increases in revenue-related items such as tax and fees and service expenses. Personnel expenses in the fourth quarter increased by Baht 453 million which included a special one-month payment to staff.

Provisions for bad debt

Provisions for bad debt in 2006 amounted to Baht 9.9 billion, an increase of Baht 5.6 billion from 2005. The increase was attributable largely to the additional provisions of Baht 4.7 billion, pursuant to the revised Bank of Thailand regulations on minimum loan loss reserves. Provisions in the fourth quarter amounted to Baht 5.9 billion, increasing by Baht 4.7 billion from the third quarter.

Corporate income tax

In 2006, the bank incurred corporate income tax expense of Baht 4.9 billion, an increase of Baht 2.7 billion or 122.4 percent compared with 2005. The effective tax rate for 2005 was about 21.6 percent. For the fourth quarter the corporate income tax expense was Baht 349 million compared to Baht 546 million in the third quarter.

The increase in the corporate income tax expense was lower than expected as a result of adjustments to tax returns in prior years, related to the tax deductibility of provisioning expenses as clarified by the Revenue Department, and which resulted in a higher level of tax deductible items this year than originally estimated.